UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
DELNORTE HOLDINGS INC

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 13, 2019

Physical address of issuer
300 DELAWARE AVE STE 210-A , Wilmington, DE 19801

Website of issuer
https://delnorte.space/

Name of intermediary through which the Offering will be conducted
ChainRaise Portal

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised and $5.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fortress Trust

Type of security offered
Class B Units of Preferred Stock

Target number of Securities to be offered
25,000

Price (or method for determining price)
$2.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,200,000.00

Deadline to reach the target offering amount
May 31, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$102,926.00	$0.00
Cash & Cash Equivalents	$1,205.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$1,638.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$201,734.00	$120,000.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


January 31, 2023

FORM C

Up to $1,200,000.00

DELNORTE HOLDINGS INC





Class B Units of Preferred Stock


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by DELNORTE HOLDINGS INC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class B Units of Preferred Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,200,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise Portal (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$50,000.00	$2,505.00	$47,495.00
Aggregate Maximum Offering Amount	$1,200,000.00	$60,005.00	$1,139,995.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://delnorte.space/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 31, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED

TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FORTRESS TRUST , THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://delnorte.space/

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

DELNORTE HOLDINGS INC (the "Company") is a Delaware Corporation, formed on September 13, 2019.

The Company is located at 300 DELAWARE AVE STE 210-A , Wilmington, DE 19801.

The Company's website is https://delnorte.space/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

DelNorte Holdings Inc is a prop tech company focused on tokenizing property ownership documents, streamlining and automating the facilitation and execution of real estate transactions and financing. We work with Governments via contracts to tokenize their Data. We currently focus on and operate in North, Central and South America and the Caribbean and will generate revenue through transaction and subscription fees on our platform.

The Offering

Minimum amount of Class B Units of Preferred Stock being offered	25,000
Total Class B Units of Preferred Stock outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Class B Units of Preferred Stock	600,000
Total Class B Units of Preferred Stock outstanding after Offering (if maximum amount reached)	600,000
Purchase price per Security	$2.00
Minimum investment amount per investor	$500.00
Offering deadline	May 31, 2023
Use of proceeds	See the description of the use of proceeds on page [ ] hereof.
Voting Rights	See the description of the voting rights on page [ ] hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are a startup Company and our business model currently focuses on acquiring the most amount of clients that is possible rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.
We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through

approximately [FILL IN], assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by developing and ensuring the latest cyber security measure are set in place and training employees to identify potential threats to our Platform. The expenses associated with protecting our information could reduce our operating margins.

The Company is capable of operating in virtually every part of the world but is currently focusing its efforts in Latin American business..

In 2023, approximately 80% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our services, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our global operations are required to comply with the U.

S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales could be adversely affected. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.
In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. [give example of volatile product/service line.] In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Class B Units of Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Class B Units of Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B Units of Preferred Stock. Because the Class B Units of Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Units of Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B Units of Preferred Stock may also adversely affect the price that you might be able to obtain for the Class B Units of Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of [list individuals or positions of people].

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of preferred stock stock will be subject to dilution.

Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

DelNorte Holdings Inc is a prop tech company focused on tokenizing property ownership documents, streamlining and automating the facilitation and execution of real estate transactions and financing. We work with Governments via contracts to tokenize their Data. We currently focus on and operate in North, Central and South America and the Caribbean and will generate revenue through transaction and subscription fees on our platform.

Business Plan

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Enterprise Services	Gov.delnorte.space is customized for each government and charges an a nnual Deed/Title certification fee and other convenience fees for all government services such as tax payments or permit filings.	North, Central, South America and the Caribbean
Patent pending Software Protocol	DTV.tech offers Smart Certificate technology and a digital stamp that validates any digital document or data. Both technologies work with any platform or blockchain and will be sold or licensed as a native service.	North, Central, South America and the Caribbean
Real Estate Marketplace & Service Fees	kasas.io Fees are charged for all transactions, listings of SC and creation of fractional SCs on kasas.io and advertising potential for the real estate search engine.	North, Central, South America and the Caribbean
SDK	We develop tools and databases for entrepreneurs to use and build on top of. Documents in Smart Certificate format can be plugged in to any 3 rd party network such as banks, supply chains, carbon trading platform, package delivery	North, Central, South America and the Caribbean

	system, forest management software and much more.	

Our current lineup of Products is being actively developed, the proceeds of this Offering will be use to further expand these products, grow our market presence and expand to new markets.

We offer our services through our own Websites and Portals, and set up local offices in the Countries where the Company will be doing business.

Competition

The Company's primary competitors are There are competitors in segments of our business but not as a whole ecosystem.

The Markets where we operate are extremely underserved and the services we provide are non existent. This provides us the opportunity to breakthrough into Governments and create massive value for all the participants with virtually no competition. Our unique business model encompasses all aspects of Real Estate market and is designed in a modular format where any potential competitor in one part of our ecosystem can become a partner with another part of our ecosystem.

Supply Chain and Customer Base

Our most important asset is our Team, which is comprised of experts in Blockchain Technology, Private and Public Law, Project Management, Marketing and Business Development. The Delnorte development team consists of up to 10 engineers of different profiles and qualification levels. *2 Solution Architects with 15+ years development experience and participation in commercial modernization projects, banking systems development, crypto exchanges and high-load distributed systems. *2 Experienced NET-developers at Senior/TechLead level with experience of working with Microsoft technologies and Windows server platforms, as well as being able to organize the team development process and deliver the developed product to the server. *2 professional embedded developers are delivering data exchange solutions based on low-level data transfer protocols - BT and NFC. *2 DeVOps - specialists in maintaining our IT infrastructure and process development. *2 Front-end developers providing UI development for our platform.

The Company's customers are Real Estate Professionals, Companies, Developers, Owners, Brokers, Tenants, Landlords, Investors, Buyers, Sellers on the Private Side. In the Public side our customers are local and/or federal governments.

Intellectual Property

Patents

Application or	Title	Description	File Date	Grant Date	Country

Registration #					
29853733	Decentralized protocol without network consensus	Decentralized protocol without network consensus To create real estate smart certificates based on NFT (ERC721) recognized by the state and business, allows you to store in the blockchain with proof of ownership and transparency of the transaction, as well as the distribution of commissions and royalties in automatic mode without the participation of 3 parties One of the most important use cases - creators of digital collections have the opportunity to issue NFTs with digital stamp certificates, which will	September 19, 2022		United States

		allow future owners or investors to protect themselves from the sale of illegal copies of their NFTs. ownership verification preventing the sale of counterfeit tokenized objects indexing a dataset with a single code issue of unique digital certificates for expensive and valuable objects Fractionalization: User can "Stake" - deliver Smart Certificate based NFT to staking smart contract and get fungible tokens (ERC20) representing its fractions. The following parameters will be set during fractionalization: Total fraction count in ERC20 Duration Exit price Prime NFT address			

		Managing addresses The main core of F-NFT concept is a NFT Smart Certificate Staking Contract. Smart Certificate Staking Contract consist of 4 main functions: Staking of NFT - deliver NFT from owner wallet to the Staking Contract Shareholders Agreement - hash of signed agreement that users sign before purchase ERC20 Manager (Shares manager) - keeps share tokens (ST) Fund Vault - keeps the money from the sale of shares			

Governmental/Regulatory Approval and Compliance

At the present moment most governments do not have adequate legislation to affect anything that would directly impact us. We mostly deal with government documents and data storage on the blockchain and not payments directly, so most of the existing or future legislation will have little to no affect on us

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 300 DELAWARE AVE STE 210-A , Wilmington, DE 19801

The Company has the following additional addresses:

The Company conducts business in Miami, Florida., Honduras, and El Salvador.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$60,000
Campaign marketing expenses or related reimbursement	5.00%	$2,500	5.00%	$60,000
General Marketing	5.00%	$2,500	5.00%	$60,000
Research and Development	30.00%	$15,000	20.83%	$250,000
Equipment Purchases	0.00%	$0	3.33%	$40,000

Future Wages	50.00%	$25,000	45.83%	$550,000
Accrued Wages	0.00%	$0	4.17%	$50,000
General Working Capital	5.00%	$2,500	10.83%	$130,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,200,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. No

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: New Operating expenses and necessities .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Serhii Serhieienko

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technical Officer September 2022-Present Chief Market Strategy & Blockchain Architect Jan 2018 - Present (4 years 8 months +) - Tokenization protocols - NFT - digital certificates on a real-estate based on nft - Token economy - Blockchain Architecture

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO, Software and Blockchain Architect Cryptomeria Labs Jan 2022 - Present (8 months +) - Game development - Blockchain architecture - Management of technical process Chief Executive Officer Sinus Labs Jul 2021 - Present (1 year 2 months +) Digital Bank - High end inter-chain financial platform for crypto and CBDC CTO of Qubit AG, Lead Game Development, Software/Blockchain Architect Lindenvalley GmbH / Qubit AG Mar 2011 - Present (11 years 6 months +) - game development - management of technical process - blockchain integration and smart contrast (Ethereum, Tron, Eos) development - development and design of projects from scratch - preparation of terms of reference- architectural solutions for high load systems - DevOps (Docker, Kubernetes) - API services and backend development for various information systems - coordination of the development of large E-commerce projects - work with the direction of Data Science / Machine Learning

Education

Princeton University Certification, Algorithms and Data structures Jan 2019 - Mar 2019 Priazovsky State Technical University Master of Computer Science, Informatics and AppliedMathematics, Informatics andAppliedMathematics Sep 2005 - May 2008 Licenses & Certifications ZEND CERTIFIED ENGINEER(ZCE) - Prometric ZEND028737 Algorithms and Data structures - Princeton University Game Design - Ubisoft

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Name

Anton Glotser

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer Start Date: September 13,2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jun 2005 - Jul 2019 Monolith Investments llc, New York - CEO A boutique investment firm that focused on real estate, my job was to manage the business, find and acquire deals and investors. Jun 2013 - Mar 2020 NYC Real Estate Agent, New York - Real Estate Agent Manage clients and deals Acquire new business Dec 2016 - Sep 2019 Executive Producer, New York - Executive Producer Put together the business plan for a movie Find money, talent and team to create the film All films I produced won awards, and one made the Oscar short list Jul 2012 - May 2017 Andean Brewing Company, New York - Partner / Co-Founder Put together the business plan and execute it Create products and acquire customers I created banana beer, which at the time of my exist accounted for 75% of all sales. I opened the Laguardia Airport account and to this day kuka beer is the only craft beer sold there.

Education

2001 - 2005 LIU CWPost University, New York - BS in business administration and finance

---

Name

Fernando Valladares

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer Start Date: October 2022-Present Senior Legal Counsel Start Date: January 2022- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Legal Manager – January 2017-July 2017, Sustainable Environmental Projection Organization OPALO Foundation Legal Advisor – July 2017-September 2017, Intur Group, one of the Largest Fast Food Franchises Manager in Honduras. Independent Advisor – October 2017-May 2018, working as a Private Attorney to a variety of clients including small to medium-sized companies and NonProfits. Legal Advisor – May 2018-February 2019, Municipal Department of Justice, Municipal Mayor's Office of the Central District which is the Capital of Honduras. Legal Advisor – February 2019-October,2021 Tenders and Acquisitions Management, Municipal Mayor's Office of the Central District which is the Capital of Honduras. Senior Legal Counsel – November 2021- Present, Legal Advisory, DelNorte Holdings Inc. Administrative Manager – April 2022-Present, DelNorte Holdings Regional Office in Honduras. Chief Operating Officer - October 2022- Present, DelNorte Holdings Inc.

Education

UNITEC (Universidad Tecnológica Centroamericana) Bachelor's Degree - Lawyer, 2015 Licensed Attorney in Honduras since February 2016

Name

Josephinne Glotser

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer Start Date: June 2019- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Consulate Honduras in Los Angeles, CA 2011-2013 Consular Agent Providing services overseas for citizens of Honduras. From traveling legally to helping them with temporary work status and other legal issue. EBS brand 2018- present CEO Delnorte Holdings 2019-present Miami, FL CMO working on marketing strategies globally and by locations. Creating social media plans and graphic lines to follow.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees in Florida, Honduras, and El Salvador.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	3,110,000
Voting Rights	Common Stocks have voting rights based on their participation amount.
Anti-Dilution Rights	no anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

Type of security	Class B Preferred Stock
Amount outstanding	3,110,000
Voting Rights	Preferred Stock has no voting rights.

Anti-Dilution Rights	There are no anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Company has the following debt outstanding:

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,830,000	$180,000.00	Technology Development, Company Operations	June 30, 2021	Rule 504

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 20,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The company is currently owned by a small amount of shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Anton Glotser	23.8%

Following the Offering, the Purchasers will own 0.3% of the Company if the Minimum Amount is raised and 6.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We raised

The Company is expecting to grow exponentially and break even in the next 12 months through the Listing of Properties in the Real Estate Engine and the implementation of our Government Solutions.

Liquidity and Capital Resources

If the maximum amount is raise it'll cover 12 months of Operations and Growth for the Company.

The Company has the following sources of capital in addition to the proceeds from the Offering: The Company is privately raising money through the sale of the DTV Utility Token and through private cash fundraising.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 600,000 of Class B Units of Preferred Stock for up to $1,200,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 31, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,200,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securitiesyou must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fortress Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company uponclosing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Company Valuation based on Technology Development and Assets The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through ChainRaise Portal, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised and $5.00

Stock, Warrants and Other Compensation
.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 5,000,000 shares of common stock, par value $0.001000 per share, of which 3,037,000 common shares will be issued and outstanding, and (ii) 5,000,000 shares of preferred stock, par value $0.001000 per share, of which 3,062,000 preferred shares will be issued and outstanding .

Dividends

The dividend rate of the Securities is 2.5% and is calculated by They are calculated Quarterly. Dividends are payable in cash upon Quarterly.

Conversion

The Securities are convertible into shares of common stock. The conversion rate is 1:1. The Company currently does have enough common stock authorized to issue upon conversion.

The following adjustments to the conversion rate may be made: None. The preferred stock can be converted into shares of common stock Upon a Sale or Merger of the Company, or additional fund raising. The preferred stock will be automatically converted into common stock never.

The Securities do not have a liquidation preference.

The Securities are callable by the Company. The Securities are callable upon When the Company can afford it at Fair Price.

Voting and Control

The Securities have the following voting rights: No voting rights

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Class B Units of Preferred Stock upon the following conditions, By Board Decision with the owner of the stocks being properly compensated for the repurchase. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

N/A

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anton Glotser
(Signature)

Anton Glotser
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Anton Glotser
(Signature)

Anton Glotser
(Name)

Chief Executive Officer
(Title)

2-10-2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Anton Glotser, being the founder of DELNORTE HOLDINGS INC, a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Anton Glotser
(Signature)

Anton Glotser
(Name)

Chief Executive Officer
(Title)

2-10-2023
(Date)

EXHIBITS

Exhibit A   Financial Statements

Delnorte Holdings Inc.
FINANCIAL STATEMENTS
For the years ended 2020 and 2021

Delnorte Holdings Inc.
Financial Statements
For the Years ended 2020 and 2021
Index to Reviewed Financial Statements


Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

INDEPENDENT ACCOUNTANT REVIEW REPORT

November 04, 2022

The Board of Directors

Delnorte Holdings Inc.

300 Delaware AVE STE

210-A Wilmington DE, 19801

We have reviewed the accompanying balance sheet of Delnorte Holdings Inc. (the company) as of December 31, for the years ended 2020 and 2021, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad AbuKhamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

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Delnorte Holdings Inc.

Balance Sheet Statement

As of 31 December 2020, and 2021

ASSETS	2020	2021
Current Assets		
Checking Accounts	-	1,205
Total Current Assets	-	**1,205**
Intangible Assets		
Software	-	101,721
TOTAL ASSETS	-	**102,926**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	-	-
Non-current Liabilities		
Loans to shareholders	-	14,660
Accrued Management Compensation	120,000	240,000
Total Non-current Liabilities	**120,000**	**254,660**
Total Liabilities		
Equity		
Common Stock	-	178
Additional Paid In Capital	-	169,822
Retained Earnings	(120,000)	(321,734)
Total Equity	**(120,000)**	**(151,734)**
TOTAL LIABILITIES AND EQUITY	-	**102,926**

4

Delnorte Holdings Inc.

Income Statement

For the years ended as of 31 December 2020 and 2021

	2020	2021
Revenues	-	-
Services	-	1,638
Total Revenues	-	**1,638**
Less Operating Expenses		
Management Compensation	120,000	120,000
Legal and Professional Services	-	40,000
General and Administrative	-	23,372
Marketing Expenses	-	20,000
Total Operating Expenses	**120,000**	**203,372**
Net Income (Loss)	**(120,000)**	**(201,734)**

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Delnorte Holdings Inc.

Statement of Changes in Equity

For the period January 1, 2020, to December 30, 2021

	Common Stock	APIC	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2020	-	-	-	-
Net Loss During 2020	-	-	(120,000)	(120,000)
Equity Ending Balance as of December 31, 2020	-	-	**(120,000)**	**(120,000)**
Stock Issued during 2021	178	169,822	-	50,000
Net Profit During 2021	-	-	(201,734)	(151,734)
Equity Ending Balance as of December 31, 2021	**178**	**169,822**	**(321,734)**	**(151,734)**

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46

Delnorte Holdings Inc.

Statement of Cash Flow

For the year ended 2021

OPERATING ACTIVITIES	2020	2021
Net Income (Loss)	(120,000)	(201,734)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Change in Payables	120,000	134,660
Net cash used by operating activities	**(120,000)**	**(67,074)**
INVESTING ACTIVITIES		
Intangible Assets – Software Developed	-	(101,721)
Net cash provided by financing activities	**-**	**(101,721)**
FINANCING ACTIVITIES		
Common Shares Issued	-	178
Additional Paid In Capital	-	169,822
Net cash provided by financing activities	**-**	**170,000**
NET CASH INCREASE (DECREASE) FOR PERIOD	**-**	**1,205**
Cash at the beginning of the period	-	-
CASH AT END OF PERIOD	**-**	**1,205**

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Delnorte Holdings Inc.

Notes to the Financial Statements:

As of December 30, 2021

1. DESCRIPTION OF THE BUSINESS

Delnorte Holdings Inc. was established in August 2019 in Delaware. Our mission is to create wealth and security for people through technological solutions to global problems and adopt business to blockchain. We achieve this by digitizing and securitizing real-world assets using brand-new technology that certifies digital documents and transactions and hosting the digital representations of the asset's aka NFT certificate on our platform.

When Ethereum came to the market, the concept of Smart Programable Money appeared, which revolutionized the world of finance. With the arrival of NFTs, Delnorte introduces a new concept - Smart Certificates.

We focus on providing the following services:

1. Enterprise Solution for Private and Public Sector.

2. Smart Certificate Portal (SCP).

3. Hardware & Software Validator Solution

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.4. Going Concern

The company is a start-up and funding its operational expenses from the financing activities. Management plans to raise additional equity financing. However, there can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.

2.5. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.6. Non-current Liabilities

The company liabilities are related to management compensation which is $10,000 per month starting from January 2021, and loans from shareholders is expenses paid on behalf of the company by its shareholders. The management compensation shall be converted into common shares for the management, and the loan from shareholders shall be paid based on the availability of cash and the company ability to pay its dues.

2.7. Equity Balances

The company is approved to issue 10M shares, of which 5M is common stock and 5M is preferred stock each at par value $0.001, any additional amount paid is recorded as Additional Paid In Capital. As of December 31, 2021 the company has issued 1,780,000 common shares to various shareholders.

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